ATTN: Division of Corporation Finance Office of Trade & Services
c/o Stephen Kim
c/o Theresa Brilliant

Re: Decentralized Crypto Financial Inc.
Offering Statement on Form
1-A Filed October 27, 2020
File No. 024-11353
To Whom It May Concern:

      We have reviewed your official comments with respect to our offering statement. Please find enclosed resubmission of our Form1-A as well as our offering circular and necessary exhibits. It is our hope that our changes and explanations fully satisfy and incorporate your comments and concerns. Below you will find your original comments, with our responses keyed to those comments. In many of our responses, we are directing you to specific locations in our offering circular where you will be able to find our changes or amendments. We have also provided you, when applicable, the amended language now contained in the offering circular.

      We appreciate your helpful and insightful comments, as well as the time that you spent reviewing our original submission. We request your favorable consideration of our adjustments. Should you have any further questions, or if you require any additional information, please do not hesitate in reaching out to our legal counsel, Michael Blackburn.

Email address is:
Michael.Blackburn@Decryptofi.com
Phone Number: (516) 504-8169

We look forward to your response and in the meantime, we wish you a happy and healthy Holiday season.


Decentralized Crypto Financial,
Inc.






Re: Offering Statement on Form 1-A filed October 27, 2020, Cover
Page

SEC Comment (1): We note that you deem the sales limitation provided by Rule 251(d)(2)(i)(C) of Regulation A to be inapplicable to this offering as it relates to the 125 million shares you are offering pursuant to your Work Compensation/Stock Compensation Plan because you are accepting non-cash consideration for the shares. Please provide us with an explanation as to how you determined that such limitation does not apply to this portion of your offering.

DeCryptoFi Response: In our original offering circular we did not intend for the sales limitation provided by Rule 251(d)(2)(i)(C) to apply to our Work Compensation
Program. We acknowledge that our original language was unclear, and we have removed the sentence that created this ambiguity. The paragraph on page 2 now reads:
?GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING
IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN TEN
PERCENT (10%) OF THE GREATER OF YOUR ANNUAL INCOME OR
YOUR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED
INVESTORS AND NONNATURAL PERSONS. BEFORE MAKING ANY
REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED
APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE
251(D)(2)(I)(C) OF REGULATION A+. FOR GENERAL
INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO
WWW.INVESTOR.GOV.

SEC Comment (2): Your disclosure here and on page 27 of your offering circular indicates that 150 million shares of your common stock will be offered in this offering. Please reconcile this disclosure with your disclosure in Part I of this Form 1-A, which states that 500 million shares of your common stock will be offered in this offering. Please also include the 50 million additional shares that are "in reserve" and that you intend to offer if all other shares are sold, consistent with your disclosure on page 1, or remove the disclosure that suggests as much. In doing so, clarify whether you will offer the shares in reserve or conduct the Regulation S private placement, as it does not appear that you have sufficient authorized shares to do both.

DeCryptoFi Response: We amended Form 1-A to indicate that the total number of shares being offered is 200 million, allocated as follows: 25 million shares in our IPO upon qualification; 125 million shares as part of the Work Compensation Program; and 50 million authorized shares that the Company currently holds in ?reserve.?
The chart on page 27 has been updated to reflect this information. We also added a footnote on page 27 which reads: ?The Company currently has 50 million authorized shares being held in reserve. The Company intends to issue these reserved shares if all other authorized issued shares are sold.?
Re: Risks associated with our business, page 9

SEC Comment (3): Your disclosure in the third risk factor states that you concluded that your stock had a fair market value of $.10 per share as of October 13, 2020. Yet your disclosure on pages 8 and 13 states that the offering price "bears no relationship to [your] book or asset value"



and that there is no market for your stock. Please revise to reconcile these statements.

DeCryptoFi Response: Our offering price was independently determined, and we have amended our language to reflect this. The language contained in our circular now reads: ?The subscription price of our common stock has been determined by the Company's management without regard to the Company's assets or earnings or the lack thereof, or book value and does not represent nor is it intended to imply that the Shares being offered have a market value or could be resold at that price, even if a sale were permissible. The valuation was determined by the Company, and not by an independent third party applying a specified valuation criterion.?

SEC Comment (4): Your disclosure on page 13 suggests that you will be using "joint book- running managers" in connection with this offering. However, your disclosure throughout the remainder of your filing indicates that you will not be using an underwriter in connection with this offering and that this offering will be conducted exclusively by you through your online platform that is currently being developed. Please revise to reconcile these discrepancies.
DeCryptoFi Response: We thank you for pointing out this discrepancy and have reconciled such statements. It is true that we do not intend to use any underwriter in connection with this offering. The offering will be conducted exclusively through our online platform. Any language pertaining to the usage of ?joint book-running managers?
has been removed.
Re: Risks specific to this offering, page 11

SEC Comment (5): Revise your tabular disclosure about the number of shares you intend to issue each year pursuant to your Stock Compensation Plan to explain how you have arrived at these amounts and how you know the number of shares you intend to issue in the future. In this regard, clarify whether the shares to be issued pursuant to this plan are the same as those to be issued in this offering pursuant to the Work Compensation Plan, as you seem to use these terms interchangeably. In this regard, you direct readers to the "Stock Compensation Plan" section for additional information, however, that section does not provide sufficient detail around the terms of your plan(s). Please revise.

DeCryptoFi Response: We are in agreement that this language and the tabular initially included was unclear and could lead to investor confusion. As such, we have opted to remove the tabular disclosure in its entirety as we believe that the rest of the document is clear on this issue.

Re: Terms of this Offering, page 16

SEC Comment (6): Your disclosure on page 16 suggests that you may permit payment for your common stock to be made by credit card and by foreign currency. Once known, please add disclosure explaining how you will process subscriptions made by these methods, including who will process these subscriptions, the amount of processing fees or other charges, and whether the company or investors will pay such fees.






DeCryptoFi Response: After consideration, we decided that we will not accept foreign currency as payment. We added relevant language to this section (as well as to our Subscription Agreement) regarding payment fees and that the Subscriber shall bear these costs. The language now reads:
?Subscriber acknowledges that he or she will incur additional processing fees, depending on Subscriber?s payment method. The Company is equipped to accept payment from two payment processors, Braintree and Bitpay. Braintree?s fee structure is 2.9% + $.30 per transaction. There is also a 1% fee applied when the Subscriber?s credit card is issued outside the United States, and a $15.00 fee when someone initiates a chargeback through the Subscriber?s credit card. For ACH payments, Braintree charges a .75% per transaction fee, capped at a maximum of $5.00.
Bitpay charges a 1% fee for all transactions. Subscriber understands that he or she shall incur the cost(s) of these fees.?


SEC Comment (7): We note your disclosure that you will be offering up to 125 million shares as stock for non-cash consideration in exchange for certain goods and services. Please, confirm through additional disclosure that you will value any non-cash consideration according to the Note to Rule 251(a)(1) of Regulation A. In this regard, please clearly disclose that the aggregate offering price is based on the for-cash price and the valuation of any non-cash consideration will be ?reasonable at the time made.?

DeCryptoFi Response: We amended the language in the disclosure to read, in part: ?We are offering up to 125,000,000 shares of stock through our Stock Compensation
Plan. For non-cash consideration, the aggregate offering price or aggregate sales will be based on the value of the consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Valuations of all non-cash consideration will be reasonable at the time made.?


Re: Description of Business, page 18

SEC Comment (8): Enhance your disclosure to explain how your business will help small and medium business owners remain "fully compliant with SEC regulations" and/or be a "fully compliant reporting company or exempt reporting company," in order to understand how your software and services will achieve these statements. Clarify whether your services are exclusive to raising capital or extend beyond a company's desire to conduct an offering.

DeCryptoFi Response: The techniques that DeCryptoFi has developed will assist companies with identifying options for raising capital that make sense given their current business circumstances. Companies interested in raising capital will be able to use our portal and software allowing us to assist them in the various options available to them to raise capital that they otherwise may not have known exist or to have been possible. In addition, DeCryptoFi seeks to be able to automate the initial and ongoing required regulatory filings (depending on the type of offering a user chooses) on the customers behalf. Lastly, DeCrytpoFi seeks to be able to facilitate and automate the necessary documentation that companies are required to provide its investors. In this day and age where investor protection, preservation of personal identifying information, and complete transparency with respect to businesses is paramount, our goal is to assist companies with this evolving landscape. Further, as the importance of combating money-laundering continues to be a top priority for all institutions, DeCryptoFi will facilitate and assist with the compliance of Anti-Money Laundering (?AML?) regulations. The language on page 18 in our circular now reads, in part, ?Our goal is to tap into this market and assist small and medium size companies that want to pursue a public offering or an alternative acceptable private offering and properly navigating through the confounding but necessary SEC regulations. Our techniques will allow small and mid-sized companies to better understand the initial and ongoing regulatory filings with respect to the public and private offering processes. Our main goal can be summed up in one word? simplification. We strive to make the overlooked alternative methods of raising capital easy to achieve, easier to comprehend, and for many aspects of the process, completely automated. The SEC has long struggled with how to assist small and medium size businesses get access to the public market; we are here to help! As an early-stage financial technology company, we have created techniques and processes which will allow small and mid-sized companies to fully understand the complexities surrounding initial public offerings, private placement offerings, and other exempt offerings. Our focus is on companies that seek alternatives to the issuance of bank loans in order to raise capital. Our company allows for the automation of various Self-Regulatory Organizations (SRO) initial and ongoing regulatory reporting and filings and assists companies that lack the relevant expertise and/or personnel to stay up to date with relevant compliance obligations as well as the need for the proper investor disclosures, privacy notifications, and Anti-Money Laundering (AML) regulations. DeCryptoFi has the capability to track various asset classes and automate investor documentation, such as proxy statements, dividend payments, and GDPR notifications.

Users working with DeCryptoFi will better understand the user?s business and what attainable capital raising methods the user may be overlooking. Topics for information sharing will include, but are not limited to, how much capital the company seeks to raise, who the company?s target investors will be, current and past revenue, profitability, growth rate, what its organizational structure is like, etc. In turn, businesses will be able to streamline the structuring of a potential business capitalization and the regulatory safeguards associated with these capital raising options. Once a business owner fully comprehends the types of offerings available and decides which to pursue, DeCryptoFi?s will assist in automating filings and much more.?


?	Please provide us with your legal analysis with citations to proper authorities supporting your conclusion that you are not required to register your online platform and its software as an exchange or ATS. In this regard, please tell us what consideration you have given to the applicability of Exchange Act Rule 3b-16 or Regulation ATS to your online platform and software.

DeCryptoFi Response: Regulation ATS and Rule
240.3b16 of the Exchange Act requires
registration for any organization, association, or group of persons who maintain or provide ?a market place or facilities for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange if such organization, association, or group of persons: (a) Brings together the orders for securities of multiple buyers and sellers;
and (b) Uses established, non-discretionary methods (whether by providing a trading facility or by setting rules) under which such orders interact with each other, and the buyers and sellers entering such orders agree to the terms of a trade.?

We have updated our language on pages 22-23 to explain why neither our online platform nor our software operators should be required to register as an exchange or an Alternative Trading System
(ATS). Specifically, we have updated our disclosure to read: ?We have taken the position that DeCryptoFi?s platform and its software not be viewed as an exchange or an ATS because neither will ?bring together? anyone by sorting or organizing orders in the Company?s securities in a consolidated way or by receiving orders for processing and execution of transactions in the Company?s shares. Rather, each proposed transaction involving DeCryptoFi?s stock will be individually negotiated and implemented without DeCryptoFi?s involvement. DeCryptoFi?s software will maintain a list of shareholders to ensure the company knows whom to send shareholder notifications required under the SEC. It is possible that the SEC or another regulator would disagree with our position. If so, we could be forced to register the platform and/or our software as an exchange or ATS and comply with applicable law, which could lead to significant costs to DeCryptoFi and could force it to change or cease its operations. Any of these developments could decrease the value of the securities sold in this offering.?


?	Lastly, please provide us with your legal analysis with
citations to proper authorities supporting your conclusion that you and the operators of your software are not broker-dealers. In this regard, please tell us why you do not believe that you, in offering the platform and conducting related services, should be a registered broker- dealer and disclose whether you or any persons affiliated with your company are relying upon Rule 3a4-1 in connection with this offering. We may have additional comments following the review of your response.



DeCryptoFi Response: Under the Exchange Act, a
?broker? is a person engaged in the business of effecting transactions in securities for the account of others. We believe that our software operators do not fit under this definition and we have updated our disclosure language on page 23 to reflect the basis for this conclusion. Our disclosure now reads, in part: ?[O]ur software is responsible for recording shareholder information so that DeCryptoFi has an accurate list of current shareholders at any point in time. It does not and is not capable of operate as a broker - buying and selling securities for its own account or on behalf of any customer. It is also not capable of acting as a deal and executing orders on behalf of any client which it has none. This does not change regardless of whom a Software Operator may be. As such operators should not be considered broker-dealers, because they do not buy or sell a security on anyone?s behalf, they simply operate our software that is responsible for keeping an up-to-date list of security owners on behalf of DeCrytpoFi in order for the company to facilitate its regulatory compliance. Payment amounts made through
DeCryptoFi?s Work Compensation Plan are preset, do not fluctuate from a predetermined amount and are not transaction-based compensation. As such, it is DeCryptoFi?s view that recording shareholder information on behalf of the company does not constitute a broker dealer.

Further, the Company has given weight to Rule
3a4-1, ?Associated Persons of an Issuer Deemed
Not to be Brokers? and believe that the
Company?s software operators qualify for such an exemption, since they will not have been s subject to a statutory disqualification as defined in section 3(a)(39) of the Act, and they will not be compensated in the form of commissions or other remuneration based directly or indirectly on transactions in securities and their work is more ministerial and clerical in nature with respect to effecting any potential securities transaction.?



SEC Comment (10): We note your disclosure about your intent to retire a certain amount of stock periodically. Please revise to explain the purpose of the retirement of stock and how you will determine the stock eligible for retirement by the holders of your securities. We may have further comment about how your intentions implicate Regulation M.

DeCryptoFi Response: We intend to retire 2% of our stock every four years. The Company understands that once stock is retired, it can no longer be sold and is to be taken out of the market circulation, thereby permanently reducing DeCryptoFi?s total share count over time. In turn, the remaining shares in circulation will increase shareholder ownership, as well as profits and dividends
(if offered). In addition, the remaining stock?s earnings per share will increase while the price-to-earnings ratio decreases. DeCryptoFi will follow Accounting for Stock
Buyback and Retirement (ASC 505-30-30-8) which reads in part: ?30-8 When a corporation's stock is retired or repurchased for constructive retirement (with or without an intention to retire the stock formally in accordance with applicable laws), an excess of repurchase price over par or stated value may be allocated between additional paid-in capital and retained earnings. Alternatively, the excess may be charged entirely to retained earnings in recognition of the fact that a corporation can always capitalize or allocate retained earnings for such purposes. If a portion of the excess is allocated to additional paid-in capital, it shall be limited to the sum of both of the following:

a.	All additional paid-in capital arising from
previous retirements and net gains on sales of treasury stock of the same issue.

b.	The pro rata portion of additional paid-in capital,
voluntary transfers of retained earnings, capitalization of stock dividends, and so forth, on the same issue. For this purpose, any remaining additional paid-in capital applicable to issues fully retired (formal or constructive) is deemed to be applicable pro rata to shares of common stock.?


Re: Management's Discussion and Analysis of Financial
Condition and Results of Operations, page 30

SEC Comment (11): Please revise your Management's Discussion and Analysis section to discuss your plan of operation for the twelve months following commencement of the proposed offering, or if this information is not available, please disclose the reasons for its unavailability. Please ensure your revised disclosure addresses how your plan of operations would differ assuming 25%, 50%, 75%, and 100% of the shares being offered are sold. Lastly, please clarify whether, in your opinion, the proceeds from your offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months in order to implement your plan of operations. Refer to Item 9(c) to Part II of Form 1-A.

DeCryptoFi Response: With very little overhead, the Company will utilize software operators in a 1099 capacity to further assist with automating the navigation of public and private offerings, as well as the applicable regulatory and compliance components for the Company?s prospective clients. These software operators will be compensated via the Stock Compensation Plan, and although they will not be employees of DeCryptoFi, any and all rules and regulations applied to DeCryptoFi shall directly apply to our software operators to the same extent the applicable rules and regulations apply to DeCryptoFi itself.

We do not anticipate any change to our operations if 25%, 50%, 75% or 100% of our offering is sold. We believe that the Company has the necessary foundation and key components to fully maintain operations until 100% of the offering is sold. Further, the proceeds from the initial offering will satisfy the Company?s cash requirements. As such, there will be no need to raise additional funds within the first six (6) months that the Offering becomes qualified.


Re: Independent Auditor's Report, page 35

SEC Comment (12): We note that the auditor's report lacks the city and state of issuance, and the date. Please have your auditor revise the report. Refer to Part F/S(c)(1) and (b)(2) of Form 1-A, and Rule 2-02 of Regulation S-X.

DeCryptoFi Response: Our Independent Auditor, Chesapeake
Financial Corporation, completed the proper amendments in the financials section of the updated offering circular.


Re: Financial Information Section Consolidated Financial
Statements, page 36

SEC Comment (13): We note certain financial statements are missing the date of, or period covered by the financial statement. Please revise.

DeCryptoFi Response: Our Independent Auditor, Chesapeake
Financial Corporation, completed the proper amendments in the financials section of the updated offering circular.

SEC Comment (14): You disclose throughout the filing that 300 million shares of your common stock are issued, outstanding, and currently owned by your Chief Executive Officer. However, the financial statements do not reflect these issued and outstanding shares. Please revise to fully reflect the issuance of these shares in your financial statements, including required disclosures in accordance with ASC 505 in the notes to the financial statements. In addition, revise to include required EPS presentation on the face of the income statement and other required disclosures in accordance with ASC 260.

DeCryptoFi Response: Our Independent Auditor, Chesapeake
Financial Corporation, has amended the financials section to adequately address the issuance of the aforementioned
300 million shares and the necessary disclosures in accordance with ASC 505 and ASC 260.


Re: Exhibits

SEC Comment (15): Please file a consent from your auditor as an exhibit in accordance with Part III Item 17.11(a) and
(b) of Form 1-A.

DeCryptoFi Response: Our independent auditor has provided us with the necessary consent form, which we will file an exhibit in accordance with Part III Form 1-A.
SEC Comment (16): Please file as exhibits to the offering statement the appropriate documents as required by Part III,
Item 17 of Form 1-A, including for example only and without limitation, your form of subscription agreement, certificate of incorporation, bylaws, legality opinion, and any material contracts.

DeCryptoFi Response: The following Exhibits are complete
and will immediately be filed as Exhibits to this offering
statement:
a)	Subscription Agreement
b)	Certificate of Incorporation
c)	By-laws of DeCryptoFi
d)	Legal Opinion
e)	Certificate of Conversion
f)	Action of Sole Organizer
g)	Consent of Chesapeake Financial Corporation
h)	Draft offering statement previously submitted

Re: General

SEC Comment (17): We note that your website, which you will use as an online portal and information management tool in connection with this offering, is currently inoperative. Please tell us when you expect the website to be accessible.

DeCryptoFi Response: We will officially launch
DeCryptoFi.com as a publicly available website upon SEC qualification. This is intended to ensure that the website does not disclose DeCryptoFi?s intent to conduct a Stock Offering ahead of SEC qualification of our Reg A filing. We have also included this information on page 6 of the offering circular.


SEC Comment (18): Please revise your disclosure to provide a factual basis for your claim that you are "aggressively growing [y]our business through a combination of organic growth, licensing and distribution arrangements, acquisitions, and strategic relationships."
DeCryptoFi Response: After internal discussions, we recognize that this statement was premature. While we can foresee growing our business through a multitude of organic and inorganic opportunities, and/or a combination of some form, at this time we cannot state such growth.
Accordingly, this language has been removed from the offering circular.



SEC Comment (19): We note that Part I of the Form 1-A indicates that you have not used solicitation of interest communications in connection with the proposed offering pursuant to Rule 255 of Regulation A whereas Part II suggests that you have and that you intend to do so in the future. Please clarify if you have used the types communications contemplated by Rule 255 and revise to clarify that such information will be filed with the offering circular pursuant to Item 17(13) of Part III of Form 1-A or advise. Please also revise the check box in Item 4 of
Part I of Form 1-A to reflect that you have used solicitations of interest communications in connection with the proposed offering or tell us why this is not applicable.


DeCryptoFi Response: Rule 255 of Regulation A states,
?[A]t any time before the qualification of an offering
statement, including before the non-public submission
or public filing  of such offering statement,  an
issuer or any person authorized   to act on behalf of
an issuer may communicate orally or in writing to determine whether there is any interest in a contemplated securities offering. Such communications are deemed to be an offer of a security for sale for purposes of the antifraud provisions of the federal securities laws. No solicitation or acceptance of money or other consideration, nor of any commitment, binding or otherwise, from any person is permitted until qualification of the offering statement,? so long as certain conditions are met. DeCryptoFi has not used any forms of solicitation of interest in order to ?test the waters,? and does not intend to do so until this offering statement is qualified by the Commission. The language in our offering circular has been updated to clear up any ambiguity. We have incorporated disclosures, where relevant, that read: ?[S]hould the Company decide to ?test the waters? prior to this circular becoming qualified, all solicitating materials will be properly filed with the Commission before its intended use.?